Securities and Exchange Commission
Washington, D.C. 20549


September 13, 1996


Ladies and Gentlemen:

We were previously independent public accountants for Richfood Holdings, Inc. and, under the date of June 10, 1996, we reported on the consolidated financial statements of Richfood Holdings, Inc. and subsidiaries as of and for the fiscal years ended April 27, 1996 and April 29, 1995. On September 6, 1996, our appointment as independent public accountants was terminated. We have read Richfood Holdings, Inc.'s statements included under
Item 4 of its Form 8-K dated September 13, 1996, and we agree with such statements, except that we are not in a position to agree or disagree with Richfood Holdings, Inc.'s statement that the change was approved by the audit committee of the board of directors.


Very truly yours,



/s/ KPMG Peat Marwick LLP